UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

RVUE HOLDINGS, INC.

(Name of Issuer)

Common Stock - $0.001 par value

(Title of Class of Securities)

74975J 104

(CUSIP Number)

April 12, 2011

(Date of Event which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74975J 104	Schedule 13G	Page 2 of 5

1	NAME OF REPORTING PERSONS David A. Loppert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 1,914,074(1)
	6	SHARED VOTING POWER 1,364,074(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,914,074
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1%(3)
12	TYPE OF REPORTING PERSON IN

(1)	Includes (i) 1,364,074 shares of Common Stock and (ii) 550,000 shares of Common Stock for which there is a right to acquire beneficial ownership within 60 days.

(2)	Mr. Loppert has granted voting power to these shares to Jason Kates, CEO of the Issuer.

(3)
Based on 37,823,725 shares of Common Stock, which includes (i) 37,273,725 shares of Common Stock outstanding as of April 18, 2011; and (ii) 550,000 shares of Common Stock for which there is a right to acquire beneficial ownership within 60 days.

CUSIP No. 74975J 104	Schedule 13G	Page 3 of 5

Item 1(a)      Name of Issuer:

rVue Holdings, Inc. (“Issuer”)

Item 1(b)      Address of Issuer’s Principal Executive Offices:
100 NE 3rd Avenue, Suite 200, Fort Lauderdale, Florida 33301

Item 2(a)      Name of Person Filing:
David A. Loppert

Item 2(b)      Address of Principal Business Office or, If None, Residence:

100 NE 3rd Avenue
Suite 200
Ft. Lauderdale, FL 33301

Item 2(c)      Citizenship:
United States of America

Item 2(d)      Title of Class of Securities:
Common Stock, par value $.001.

Item 2(e)      CUSIP Number:
74975J104      .

Item 3.      Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):
Not applicable.

Item 4.      Ownership:

				Sole Power		Shared Power		Sole Power	Shared Power
	Amount			to Vote or		to Vote or		to Vote or	to Vote or
	Beneficially	Percent		Direct		Direct		Direct the	Direct the
Reporting Person	Owned	of Class		the Vote		the Vote		Disposition of	Disposition of

David A Loppert	1,914,074	5.1	%(4)	1,914,074	(5)	1,364,074	(5)	0	0

(4)
Based on 37,823,725 shares of Common Stock, which includes (i) 37,273,725 shares of Common Stock outstanding as of April 18, 2011; and (ii) 550,000 shares of Common Stock for which there is a right to acquire beneficial ownership within 60 days.

(5)	1,364,074 shares are subject to a lock-up agreement that expires on September 12, 2011.

Item 5.    Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.    Ownership of More Than Five Percent on Behalf of Another Person
Not applicable.

Item 7.    Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

CUSIP No. 74975J 104	Schedule 13G	Page 5 of 5

Item 8.    Identification and Classification of Members of the Group
Not applicable.

Item 9.    Notice of Dissolution of Group
Not applicable.

Item 10.    Certifications
Not applicable.

CUSIP No. 74975J 104	Schedule 13G	Page 5 of 5
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 18, 2011		/s/ David A. Loppert
	Name:	David A. Loppert